Mail Stop 3561

September 19, 2008

Mr. Jim Arabia
Chief Executive Officer
Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA 90503

> **Re:** **Execute Sports, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 5, 2008**
> **File No. 000-52829**

Dear Mr. Arabia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 8A(T). – Controls and Procedures, page 28

1. We read your response to our prior comment one. Your response did not address our comment, thus the comment will be reissued. Please revise to provide your officers' conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u> as required by Item 307 of Regulation S-B. In forming your conclusion on the effectiveness of your disclosure controls and procedures,

consider the impact of management's failure to provide the disclosure required by paragraph (a)(4) of Item 308T of Regulation S-B. If you conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion. If you conclude that your disclosure controls and procedures were ineffective, revise to disclose your plan to remedy this deficiency.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Section 302 Certification

2. We reviewed your response to our prior comment six. Considering that you are no longer a small business issuer and are required to comply with Regulation S-K, please revise your certifications to remove references to yourself as a "small business issuer." For guidance, refer to Item 601(31) of Regulation S-K.

Other Exchange Act Filings

3. Please revise your other Exchange Act filings to incorporate any changes made as a result of our comments above. Specifically, note our comment on your Section 302 certification and its applicability to your Form 10-Q for the period ended June 30, 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services